H. MAURICE MITCHELL (1925-2011)

WILLIAM H.L. WOODYARD, III

(1945-2014)

MICHELE ALLGOOD

JOHN K. BAKER

SHERRY P. BARTLEY

TRAV BAXTER

R. T. BEARD, III

BENJAMIN D. BRENNER[1]

JASON T. BROWNING

MICHELLE L. BROWNING

JOHN S. BRYANT

C. DOUGLAS BUFORD, JR.

BURNIE BURNER[2]

FREDERICK K. CAMPBELL[3]

CHARLES B. CLIETT, JR.[4]

ADRIA W. CONKLIN[5]

KEN COOK

COURTNEY C. CROUCH, III

ELISABETH S. DELARGY[6]

JILL GRIMSLEY DREWYOR[7]

JANE W. DUKE

DOAK FOSTER[3]

BYRON FREELAND

KAREN P. FREEMAN[5]

ALLAN GATES[3]

KATHLYN GRAVES

HAROLD W. HAMLIN

MEGAN D. HARGRAVES

L. KYLE HEFFLEY[8]

BEN D. JACKSON

ANTON L. JANIK, JR. [9]

WENDY L. JOHNSON

MARGARET A. JOHNSTON

M. SAMUEL JONES III

JOHN ALAN LEWIS

D. NICOLE LOVELL

AMANDA L. MACLENNAN[2]

WALTER E. MAY

BRUCE MCCANDLESS III[10]

CHRISTOPHER A. MCNULTY

LANCE R. MILLER

STUART P. MILLER

T. ARK MONROE, III[3]

JENNIFER R. PIERCE

BRIAN A. PIPKIN

CHRISTOPHER D. PLUMLEE

JULIE M. POMERANTZ[11]

425 WEST CAPITOL AVENUE, SUITE 1800 LITTLE ROCK, ARKANSAS 72201-3525 TELEPHONE 501-688-8800 FAX 501-688-8807

SCOTT PROVENCHER

LYN P. PRUITT

CHRISTOPHER T. ROGERS

J. SCOTT SCHALLHORN

12BARRY G. SKOLNICK

3DERRICK W. SMITH

STAN D. SMITH

MANDY L. STANTON

ZACHARY T. STEADMAN

CLAYBORNE S. STONE

3JEFFREY THOMAS

MARY CATHERINE WAY

WALTER G. WRIGHT, JR.

MATT BRUNSON

8BRYCE G. CRAWFORD

13LAUREN N. DILIZIA

ASHLEY L. GILL

DAVID F. KOEHLER

14BETHANY N. MARSHALL

2REBECCA PATEL

BRITTANY H. PETTINGILL

KENDRA PRUITT

15SAINABOU M. SONKO

GRAHAM C. TALLEY

COUNSEL

JOHN E. ALEXANDER

MELISSA BANDY

16DAVID N. BLACKORBY

CRAIG R. COCKRELL

MORRIL H. HARRIMAN, JR

5MARTHA MCKENZIE HILL

17GINGER HYNEMAN

KELLY MARCHAND

18NATHAN A. READ

2STANTON K. STRICKLAND

ALBERT J. THOMAS III

OF COUNSEL

W. CHRISTOPHER BARRIER

JOSEPH W. GELZINE

DONALD H. HENRY

19HERMANN IVESTER

ANNE S. PARKER

JOHN S. SELIG

MARCELLA J. TAYLOR

RICHARD A. WILLIAMS

1 ADMITTED IN CALIFORNIA AND ARKANSAS

2 ONLY ADMITTED IN TEXAS

3 ADMITTED IN DISTRICT OF COLUMBIA AND ARKANSAS

4 ADMITTED IN ARIZONA, TEXAS AND ARKANSAS

5 ADMITTED IN TEXAS AND ARKANSAS

6 ADMITTED IN TENNESSEE AND TEXAS

7 ADMITTED IN OKLAHOMA, MISSOURI AND ARKANSAS

8 ADMITTED IN MISSOURI AND ARKANSAS

9 ADMITTED IN COLORADO AND ARKANSAS

10 ADMITTED IN DISTRICT OF COLUMBIA,  NEW YORK, AND TEXAS

WRITER’S DIRECT DIAL 501-688-8866 June 16, 2017

11 ADMITTED IN GEORGIA AND TEXAS

12 ADMITTED IN NEW YORK AND  PENNSYLVANIA

13 ADMITTED IN ALABAMA AND TEXAS

14 ADMITTED IN OKLAHOMA AND ARKANSAS

15 ADMITTED IN ARKANSAS, GEORGIA, NEW  JERSEY, AND NEW YORK

16 ADMITTED IN ARKANSAS, ARIZONA, OREGON, AND TEXAS

17 ADMITTED IN TENNESSEE AND ARKANSAS

18 ADMITTED IN ARKANSAS, NEW JERSEY, AND PENNSYLVANIA

19 ADMITTED IN THE U.S. PATENT AND  TRADEMARK OFFICE AND ARKANSAS

ALL OTHERS ADMITTED ONLY IN ARKANSAS

Ms. Erin E. Martin

Special Counsel, Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home BancShares, Inc.
Registration Statement on Form S-4
Filed May 9, 2017
File No. 333-217789

Dear Ms. Martin:

The following is the response of Home BancShares, Inc. (“HBI” or the “Company”) to the Staff’s comments contained in your letter to Mr. Brian S. Davis, dated June 5, 2017. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the heading contained in your letter.

Amendment No. 1 to the referenced Registration Statement on Form S-4 has been transmitted via EDGAR on the date of this response letter. Where appropriate, the responses below refer to specific pages or sections of Amendment No. 1.

Ms. Erin E. Martin

United States Securities and Exchange Commission

June 16, 2017

Comments and Responses

Cover Page

1.	Please disclose the closing prices of HBI common stock and SGB common stock on March 27, 2017, the last trading day before the merger was announced, and as of a latest practicable date.

Response: We have revised the prospectus cover page of Amendment No. 1 to include the requested disclosures.

Opinion of Hovde Group, LLC, Financial Advisor to SGB, page 47

2.	Please quantify the fee SGB paid to Hovde when it rendered its fairness opinion and the completion fee to be paid to Hovde upon the closing of the merger transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: We have revised the referenced portion of the prospectus to include the requested disclosures. See page 51 of Amendment No. 1.

Opinion of RBC Capital Markets, LLC, Financial Advisor to HBI, page 55

3.	We note your disclosure that HBI’s management provided to RBCCM certain financial projections and forecasts of HBI, SGB and the combined post-merger company. Please revise to disclose these projections and forecasts or provide us an analysis supporting your determination that disclosure of such information is not material to the analyses performed by RBCCM in reaching its opinion that the merger consideration was fair from a financial point of view.

Response: We have added the requested disclosure and a related risk factor to the prospectus. See pages 35 and 66 of Amendment No. 1.

Documents Incorporated by Reference, page 113

4.	We note that you have incorporated by reference certain filings made by SGB with the FDIC. Please provide us with your analysis as to the eligibility of the SGB to incorporate by reference into the Form S-4, or revise your disclosure accordingly. In this regard, we refer you to General Instruction B.1 to Form S-4.

Response: The Company respectfully submits that Stonegate Bank (“SGB”) meets both the eligibility requirements of General Instruction I.A. of Form S-3 and the minimum public float

Ms. Erin E. Martin

United States Securities and Exchange Commission

June 16, 2017

requirement of General Instruction I.B.1. of Form S-3, and therefore, SGB meets the requirements of General Instruction B.1.a. of Form S-4 with respect to incorporation by reference into the Form S-4.

General Instruction I.A. of Form S-3 requires a registrant to meet certain conditions in order to be eligible to use Form S-3. The first of these conditions, set forth in General Instruction I.A.1. of Form S-3, is that “[t]he registrant is organized under the laws of the United States or any State or Territory or the District of Columbia and has its principal business operations in the United States or its territories.” SGB is organized under the laws of and has its principal business operations in the state of Florida in the United States, and thus meets the first condition for Form S-3 eligibility.

The second applicable condition, set forth in General Instruction I.A.2. of Form S-3, requires that “[t]he registrant has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act.” SGB is regulated in part by 12 CFR § 335 et. seq. (“Part 335”), which was issued by the Federal Deposit Insurance Corporation (the “FDIC”) under section 12(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applies to all securities of FDIC-insured State nonmember banks, including SGB. Part 335 cross-references to the Exchange Act regulations and requires the filing of the applicable forms and schedules. Indeed, 12 CFR § 335.211 states, “Persons with securities subject to registration under Exchange Act sections 12(b) and 12(g), required to report under Exchange Act section 13, and subject to this part shall follow the applicable and currently effective SEC regulations issued under section 12(b) of the Exchange Act as codified at 17 CFR part 240.” In addition, 12 CFR § 335.221(a) states, “The applicable forms for registration of securities and similar matters are codified in 17 CFR part 249. All forms shall be filed with the FDIC as appropriate and shall be titled with the name of the FDIC instead of the SEC.” As a result, SGB files the same Exchange Act reports pursuant to the same Exchange Act rules as those filed with the SEC by other registrants with a class of securities registered pursuant to Section 12(b) of the Exchange Act. The only difference is that SGB is required to publicly file them with FDIC via FDIC Connect, as the FDIC does not participate in the SEC’s EDGAR electronic filing program. All information filed under Part 335 regarding a registered security is available for public inspection at the FDIC, Accounting and Securities Disclosure Section, Division of Risk Management Supervision, 550 17th Street, N.W., Washington, D.C. 20429. In addition, prior to being listed on the NASDAQ Global Select Market under the symbol “SGBK,” SGB filed a registration statement on Form 10 with the FDIC on March 28, 2014, as amended on May 8, 2014, to register its shares of common stock, $5.00 par value per share (“SGB Common Stock”), pursuant to Section 12(b) of the Exchange Act. Therefore, SGB meets this condition.

Ms. Erin E. Martin

United States Securities and Exchange Commission

June 16, 2017

The third applicable condition, set forth in General Instruction I.A.3. of Form S-3, requires that SGB:

(a)     has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this Form; and

(b)     has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K (17 CFR 249.308).

As noted previously, SGB Common Stock is registered under Section 12(b) of the Exchange Act. In accordance with 12 CFR § 335.211, since the registration of SGB Common Stock in May 2014, SGB has been required to report under Section 13 of the Exchange Act, and subject to such, follows the applicable and currently effective SEC regulations issued under section 12(b) of the Exchange Act as codified at 17 CFR part 240. SGB has confirmed to the Company that it has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of the Form S-4 and has timely filed all reports (other than those excepted in General Instruction I.A.3.(b)) required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Form S-4. As such, SGB meets this condition.

The fourth applicable condition, set forth in General Instruction I.A.4. of Form S-3, requires that “[n]either the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.” SGB has confirmed to the Company that it is in compliance with this condition.

The remaining conditions of General Instruction I.A. of Form S-3 are not applicable to SGB. SBG is not a foreign issuer so as to be subject to General Instruction I.A.5. of Form S-3, nor is SGB is successor registrant so as to be subject to General Instruction I.A.6. of Form S-3. General Instruction I.A.7. of Form S-3 applies only to “a registrant subject to the electronic filing requirements of Rule 101 of Regulation S-T” (“Rule 101”). 17 CFR § 232.100 states that only the following are subject to the electronic filing requirements of part 232, and thus Rule 101:

Ms. Erin E. Martin

United States Securities and Exchange Commission

June 16, 2017

(a)     Registrants and other entities whose filings are subject to review by the Division of Corporation Finance;

(b)     Registrants whose filings are subject to review by the Division of Investment Management;

(c)     Persons or entities whose filings are subject to review by the Division of Market Regulation; and

(d)     Any party (including natural persons) that files a document jointly with, or as a third party filer with respect to, a person or entity that is subject to mandated electronic filing requirements.

Pursuant to section 12(i) of the Exchange Act and 12 CFR § 335.101, the FDIC is vested with the powers, functions, and duties of the Securities and Exchange Commission (the “SEC”) to administer and enforce sections 10A(m), 12, 13, 14(a), 14(c), 14(d), 14(f), and 16 of the Exchange Act regarding State nonmember banks with one or more classes of securities subject to the registration provisions of sections 12(b) or 12(g) of the Exchange Act. Thus, SGB’s filings are not subject to review any of the aforementioned divisions of the SEC, outside of this Form S-4 filing.

In addition to meeting the eligibility requirements of I.A.1. of Form S-3, SGB also meets the minimum float requirements of General Instruction I.B.1 of Form S-3. General Instruction I.B.1 of Form S-3 requires “[t]hat the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.” The aggregate market value of the SGB Common Stock held by non-affiliates of SGB on June 30, 2016, the date on which SGB’s public float was calculated for purposes of determining its accelerated filer status for 2017 and as reported in SGB’s Annual Report on Form 10-K for the year ended December 31, 2016, was approximately $378,984,882.

Finally, neither the Form S-4 instructions, 17 CFR § 230.411, nor 17 CFR § 240.12b-23 expressly limit incorporation by reference only to those filings made with the SEC. SGB’s Exchange Act filings are publicly available and made under the same requirements as other SEC registrants, the only difference being the public location of SGB’s Exchange Act filings. Additionally, we note that other SEC registrants have incorporated FDIC filings in similar instances in the past. See the preliminary merger proxy statement and the definitive merger proxy statement filed by Franklin Financial Corporation (“Franklin”) with the SEC on September 12, 2014 and October 24, 2014, respectively (collectively, the “Franklin Proxy Statement”), in

Ms. Erin E. Martin

United States Securities and Exchange Commission

June 16, 2017

connection with the merger of Franklin with and into TowneBank. The Franklin Proxy Statement incorporates by reference certain TowneBank Exchange Act filings that TowneBank filed with the FDIC under Part 335.

Based on the foregoing analysis, we respectfully submit to the Staff that SGB is eligible to incorporate by reference into the Form S-4.

Exhibit 8.1 – Form of Opinion of Mitchell, Williams, Selig, Gates & Woodyard

5.	We note counsel’s statement that it has “conclusively assumed that neither you nor your counsel knows of any reason why the opinions set forth herein may be incorrect.” Please remove this statement or tell us why counsel believes this assumption is appropriate.

Response: We have revised the form of opinion to remove this statement. See Exhibit 8.1 to Amendment No. 1.

6.	We note the statement in the third to last paragraph of the tax opinion that “[t]he foregoing opinions are for the exclusive reliance by HBI and Centennial.” Please file a revised opinion that does not state or imply that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Response: We have revised the form of opinion to clarify that HBI’s shareholders are entitled to rely on the opinion. See Exhibit 8.1 to Amendment No. 1.

If you have any questions or require further information, please contact me at (501) 688-8866 or dbuford@mwlaw.com.

Sincerely,

MITCHELL, WILLIAMS, SELIG,
GATES & WOODYARD, P.L.L.C.

By	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.

CCC:dw

cc:	Mr. Brian S. Davis

Mr. David Lin